

October 17, 2013

Via Facsimile
Mr. Richard Shields
Chief Financial Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re: Quiksilver, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2012**
> **Filed January 10, 2013**
> **File No. 001-14229**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2012

Note 1 – Significant Accounting Policies, page 51

Goodwill and Intangible Assets, page 52

1.   On page 35 you disclose that you perform a two-step goodwill impairment test on three reporting units: the Americas, APAC and EMEA. We note that these reporting units coincide with the reportable segments you disclose in Note 14. ASC 350-20-35-1 requires goodwill to be tested for impairment at the reporting unit level which is defined as the operating segment or one level below at the component level. Please tell us in detail how you determined these three reporting units in accordance with FASB ASC paragraphs 350-20-35-33 through 35-38. In doing so:

- Tell us how you have defined and identified components and operating segments within your organizational structure in accordance with FASB ASC 280-10-50-1;

- Tell us how you define your reporting units for purposes of your goodwill impairment testing, specifically addressing your considerations of FASB ASC paragraphs 350-20-35-33 through 38; and

- To the extent you aggregate components into a reporting unit, tell us how the components satisfy the aggregation criteria in FASB ASC 280-10-50-11.

Note 6 – Intangible Assets and Goodwill, page 56

2.   Please disclose in future filings the changes in the carrying amount of your goodwill for each period presented in compliance with FASB ASC 350-20-50-1. Please provide a draft of your proposed disclosure in your response.

Note 7 – Lines of Credit and Long-term Debt, page 57

3.   We note you disclose that your Senior Notes and European Senior Notes include covenants that limit the Company's ability to cause its restricted subsidiaries to pay dividends or make other payments to the Company. Please tell us if the restricted net assets of the applicable restricted entities exceed 25% of consolidated net assets as of October 31, 2012. If so please tell us how you have complied with the requirement to provide the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

4.   We note that you present your interest expense on a net basis in the statement of operations. Please tell us if you disclose the components on a gross basis or confirm that you will do so in future filings. See Rule 5-03(b)(9) of Regulation S-X.

Note 11 – Accumulated Other Comprehensive Income, page 64

5.   The table on page 69 presents reclassifications from accumulated OCI into income however the cash flow hedges in this table provide no reclassifications. Please tell us how you have satisfied the requirement to present, either on the face of the financial statements or separately in the notes, the changes in the balances of each component of accumulated other comprehensive income. See ASC 220-10-45-14A. If you have not provided the information please tell us how you intend to comply in your future annual and interim filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining